15





Exhibit 21.2







                      FINANCIAL STATEMENTS




                  NESTOR TRAFFIC SYSTEMS, INC.

                  (A Development Stage Company)




                        December 31, 1999



                  NESTOR TRAFFIC SYSTEMS, INC.

                  (A Development Stage Company)


                            CONTENTS




Independent Auditor's Report



                                                    Statement No.



Balance Sheet -                                    1
 December 31, 1999

Statement of Operations -
 For the Year Ended December 31, 1999              2

Statement of Stockholders' Equity -
 For the Year Ended December 31, 1999              3

Statement of Cash Flows -
 For the Year Ended December 31, 1999              4




Notes to Financial Statements

                 Report of Independent Auditors


The Board of Directors and Stockholders
   of Nestor Traffic Systems, Inc.

We have audited the accompanying balance sheet of Nestor Traffic Systems, Inc. (a development stage company) as of December 31, 1999, and the related statement of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1999 financial statements referred to above present fairly, in all material respects, the financial position of Nestor Traffic Systems, Inc. at December 31, 1999, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that Nestor Traffic Systems, Inc. will continue as a going concern. As discussed in Note 1, the Company is a development stage company that since inception has expended cash in excess of cash generated from operations. Additionally, the Company has not achieved sufficient revenues to support future operations without additional financing. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are discussed in
Note 1. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

                                                ERNST & YOUNG LLP



Providence, Rhode Island
February 18, 2000



                  NESTOR TRAFFIC SYSTEMS, INC.
                  (A Development Stage Company)

                          Balance Sheet
                        December 31, 1999

                             ASSETS

Current assets:
 Cash and cash equivalents                   $   1,599,112
 Accounts receivable                                30,756
 Unbilled contract revenue                          20,000
 Inventory                                         442,493
 Other current assets                               33,241
   Total current assets                          2,125,602

Investment in leased equipment -
 net of accumulated depreciation                   138,961
Property and equipment at cost -
 net of accumulated depreciation                   156,997

Total Assets                                 $   2,421,560


LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
 Accounts payable                            $     394,324
 Due to affiliate                                  320,459
   Deferred income                                   8,998
   Total current liabilities                       723,781

Commitments and contingencies                         ---

Stockholders' Equity:
 Common stock, $.01 par value,
   authorized 4,000,000 shares;
   issued and outstanding 2,150,000 shares          21,500
 Additional paid-in capital                      7,554,446
 Deficit accumulated during
   the development stage                       (5,878,167)
   Total stockholders' equity                    1,697,779

Total Liabilities and Stockholders' Equity   $   2,421,560


The Notes to the Financial Statements are an integral part of this statement.


                  NESTOR TRAFFIC SYSTEMS, INC.
                  (A Development Stage Company)

                     Statement of Operations


                                                          (Unaudited)
                                                           Cumulative
                                  Year Ended           January 1, 1997 to
                              December 31, 1999        December 31, 1999
Revenue:
  Software licensing            $       18,474          $     27,735
  Engineering services                  92,317               301,036
  Tangible product sales                56,642               401,684

     Total revenue                     167,433               730,455

Operating Expenses:
  Engineering services                 675,315             1,207,852
  Tangible product costs                36,644               180,847
  Research and development             905,880             2,352,110
  Selling and marketing                717,004             1,767,093
  General and administrative           321,456             1,137,023

     Total operating expenses        2,656,299             6,644,925


Loss from operations               (2,488,866)           (5,914,470)

Other income - net                     36,333                36,303

Loss before income taxes           (2,452,533)           (5,878,167)

Income taxes                               ---                   ---

Net Loss                        $  (2,452,533)          $(5,878,167)




The Notes to the Financial Statements are an integral part of this statement.



                          Nestor Traffic Systems, Inc.
                          (A Development Stage Company)

                        Statement of Stockholders' Equity
                                                                               Deficit
                                                                             Accumulated
                                                                              During the
                                    Common Stock          Additional         Development
                                  Shares     Amount    Paid-in Capital          Stage        Total

Issuance of Common Stock            1,000  $       1    $      1,009    $         ---   $       1,010
Capital contributed
  by Nestor, Inc.                     ---        ---       1,565,780              ---       1,565,780
Loss for the year ended
  December 31, 1997                   ---        ---             ---      (1,491,701)     (1,491,701)
Balance at 12/31/97
  (unaudited)                       1,000  $       1    $  1,566,789    $ (1,491,701)   $      75,089



Capital contributed
  by Nestor, Inc.                     ---        ---       1,904,156              ---       1,904,156
Loss for the year ended
  December 31, 1998                   ---        ---             ---      (1,933,933)     (1,933,933)
Balance at 12/31/98
  (unaudited)                       1,000  $       1    $  3,470,945    $ (3,425,634)   $      45,312

Issuance of
 Common Stock                   2,149,000     21,499       4,083,501              ---       4,105,000
Loss for the year ended
 December 31, 1999                    ---        ---             ---      (2,452,533)     (2,452,533)
Balance at 12/31/99             2,150,000  $  21,500    $  7,554,446    $ (5,878,167)   $   1,697,779

The Notes to the Financial Statements are an integral part of this statement.



                  NESTOR TRAFFIC SYSTEMS, INC.
                  (A Development Stage Company)

                     Statement of Cash Flows


                                                              (Unaudited)
                                                  Year         Cumulative
                                                 Ended         1/1/97 to
                                                12/31/99        12/31/00
Cash flows from operating activities:
 Net loss                                    $(2,452,533)   $(5,878,167)
   Adjustments to reconcile net loss
     to net cash used by operating
     activities:
   Depreciation                                   51,033         94,863
    Increases in assets and liabilities:
    Accounts receivable                          (30,756)       (30,756)
    Unbilled contract revenue                    (11,659)       (18,048)
    Inventory                                   (210,880)      (323,035)
    Other assets                                 (19,186)       (29,116)
    Accounts payable and accrued expenses        121,939        270,555
    Deferred income                                8,998          8,998
Net cash used by operating
activities                                    (2,543,044)    (5,904,706)

Cash flows from investing activities:
 Purchase of property and equipment             (140,967)      (191,612)
 Investment in leased equipment                 (142,336)      (142,336)

    Net cash used by investing activities       (283,303)      (333,948)

Cash flows from financing activities:
 Due to affiliate                                320,459        320,459
 Capital investments by affiliate - net              ---      3,412,307
 Proceeds from issuance of
   common stock - net                          4,105,000      4,105,000

Net cash provided by
 financing activities                          4,425,459      7,837,766

Net change in cash and
   cash equivalents                            1,599,112      1,599,112
Cash and cash equivalents -
   beginning of period                               ---            ---

Cash and cash equivalents -
   end of period                            $  1,599,112   $  1,599,112

Supplemental cash flows information:
Interest paid                               $        ---   $        ---

Income taxes paid                           $        ---   $        ---

Non-cash transaction:
Net assets transferred from affiliate       $        ---   $     58,639




The Notes to the Financial Statements are an integral part of this statement.



NESTOR TRAFFIC SYSTEMS, INC.
NOTES TO THE FINANCIAL STATEMENTS


Note 1 -  Summary of significant accounting policies:
          A.   Organization
             Nestor Traffic Systems, Inc. (the "Company") was organized on January 1, 1997 in Delaware as a wholly-owned subsidiary of Nestor, Inc. to exploit and develop certain patent rights and know-how, which the Company licenses from Nestor, Inc. During 1999, the Company issued common stock to a group of private investors in two separate transactions aggregating $4,105,000, representing a 58.1% equity ownership in the Company. The Company is no longer consolidated in Nestor, Inc.'s financial statements. Nestor, Inc. owns the remaining 41.9% equity of the Company and accounts for the investment using equity accounting. The Company's principal office is located in Providence, RI, and it maintains a branch office in Irvine, CA.

             The Company is a development stage company and has had limited revenues. Activities through December 31, 1999 consist primarily of raising capital, research and development, establishing supplies and production processes, and sales and marketing.

             The financial statements have been prepared on a going-concern basis. From its inception through December 31, 1999, the Company has expended cash in excess of cash generated from operations. Additionally, the Company has not achieved sufficient revenues to support future operations without additional financing. Management is in the process of identifying new customers and raising additional capital to support its operations and provide sufficient liquidity to enable it to continue as a going concern (Note 10). The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

          B.   Cash equivalents
              The   Company  considers  all  highly  liquid  debt
          instruments purchased with a maturity of 90 days or less to be cash equivalents.

          C.   Depreciation
               Depreciable   assets   are   recorded   at   cost.
          Depreciation is provided on the straight-line method over the estimated useful lives of the respective assets.

             Maintenance  and repairs are expensed  as  incurred.
          Major renewals and betterments are capitalized.

          D.   Revenue recognition
             The Company derives revenue from software licenses (Initial License Fees), user fees (Monthly License fees), other postcontract customer support (PCS) and engineering services. Postcontract customer support includes maintenance agreements. Engineering services range from installation, training, and basic consulting to software modification and customization to meet specific customer needs. In software arrangements that include multiple elements, the Company allocates the total arrangement fee among each deliverable based on the relative fair value of each of the deliverables determined based on vendor-specific objective evidence.

            Revenue has been recognized as follows:

             Software Licenses - The Company recognizes the revenue allocable to software licenses upon delivery of the software product to the end user, unless the fee is not fixed or determinable or collectibility is not probable. The Company considers all arrangements with payment terms extending beyond twelve months and other arrangements with payment terms longer than normal not to be fixed or determinable. If the fee is not fixed or determinable, revenue is recognized as payments become due from the customer. In most situations, the Company considers its acceptance terms as perfunctory. Arrangements that include acceptance terms that are not considered perfunctory are not recognized until acceptance has occurred. If collectibility is not considered probable, revenue is recognized when the fee is collected. Revenue on arrangements with customers who are not the ultimate users (distributors, other resellers, etc.) is not recognized until the software is delivered to an end user.

                Product returns or exchanges are charged to operations as incurred. Where the Company anticipates significant returns of products sold, the Company establishes an allowance for anticipated returns or exchanges at the time of sale. If customer acceptance is uncertain, revenue is recognized upon approval by the customer.

                Postcontract Customer Support - Revenue allocable to PCS is recognized on a straight-line basis over the period the PCS is provided.

                Software  Services  - Arrangements  that  include
          software services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When software services are considered essential, revenue under the arrangement is recognized using contract accounting (see below). When the software services are not considered essential, the revenue allocable to the software services is recognized as the services are performed.

               Training revenue is recognized upon the completion of training sessions with the customer.

          E.   Concentrations of credit risk
             The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. The Company places its cash and temporary cash investments with high credit quality institutions. At times such investments may be in excess of the FDIC insurance limit. The Company routinely assesses the financial strength of its customers and, as a consequence, believes that its trade accounts receivable credit risk exposure is limited. The Company does not require collateral from its customers. Management believes the allowance carried for doubtful accounts receivable is adequate to cover potential losses associated with uncollectible accounts receivable.

          F.   Inventory
            Inventory is valued at the lower of cost or market on the first-in, first-out basis and consists of the following at December 31, 1999:

              Work-in-progress   $ 325,171
              Finished goods       117,322
              Total  inventory   $ 442,493

          G.   Estimates
            The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


Note 2 -    Investment in Leased Equipment:
       The Company entered into an operating lease with a customer providing for quarterly fixed payments of system lease and software license fees of $13,497 over a term of 36 months, and providing for a lump-sum buyout at the end of the term. Future minimum lease revenues are $53,988 in 2000 and 2001 and $49,489 in 2002, totaling $161,964 over the term of the lease. In addition, the agreement calls for software license and processing fees tied to citations issued to red light violators. Equipment and installation costs related to these systems have been capitalized and are being depreciated over the minimum lease term of the related lease agreement, currently three years.

 Equipment under operating leases        $     142,336
 Less: Accumulated depreciation                 (3,375)

 Net investment in leased equipment      $     138,961


Note 3 -  Property and equipment at cost - net:

                                                   Useful Life

  Computer equipment                    184,449     5 years
  Demonstration equipment                93,244     3 years
                                        277,693
  Less:  Accumulated depreciation      (120,696)
                                     $  156,997

       Depreciation expense on the above assets of $47,658 was recorded for the year ended December 31, 1999.


Note 4 -                    Due to affiliate:
       During the period January 1, 1999 through March 31, 1999, Nestor, Inc. advanced the Company financing to cover operating expenses amounting to approximately $550,000. Of this advance, $275,000 was reimbursed to Nestor, Inc. in March 1999, and the balance is due on the earlier of the Company's raising of new equity of at least $3,000,000 or December 31, 2000. Periodically, additional advances are made on behalf of the Company by Nestor, Inc., primarily as a result of shared accounts, and these amounts are due and paid as invoiced.

Note 5 -  Common stock:
       On March 25, 1999, the Company sold a 37.5% common stock interest to a private group of investors for $2,350,000 in cash and issued an option to purchase an additional 17.5% of its common stock for $1,750,000. The option was scheduled to expire on January 31, 2000. On November 30, 1999, the Company and the investor group agreed to accelerate the exercise of the option and the investor group purchased an additional 20.6% ownership in the Company for $1,755,000. The investor group includes three officers of the Company who, in the aggregate, contributed $770,059 of cash invested on the same basis as third-party investors.

Note 6 -  Options:
       On May 5, 1999, the Company adopted the 1999 Stock Option Plan providing for the granting of options to purchase shares of the Company's common stock at a price equal to the fair market value of the common stock at the date of grant as determined by the Board of Directors. The 1999 Stock Option Plan has authorized the grant of options to employees for up to 200,000 shares of the Company's common stock. Options are exercisable for up to ten years from the date of grant.

       The Company has adopted the disclosure-only provisions of Financial Accounting Standards Board Statement No. 123, Accounting for Stock-Based Compensation ("FAS 123"). The Company will continue to account for its stock option plans in accordance with the provisions of APB 25, Accounting for Stock Issued to Employees. Accordingly, no compensation cost has been recognized in the financial statements for qualifying grants issued pursuant to the Company's Stock Option Plan.

       The   following  table  presents  the  activity   of   the
       Company's  Stock Option Plan for the year  ended  December
       31, 1999:


                                                           Weighted
                                                          Average
                                                          Exercise
                                              Shares       Price

 Outstanding beginning of year                      ---
 Granted                                         90,000      $5.00
 Exercised                                          ---
 Canceled                                         3,000       5.00
 Outstanding end of year                         87,000      $5.00

 Options exercisable at year end                 17,400       5.00

 Weighted average fair value of options
    granted during the year                  $    1.42


       All  options  granted and outstanding during 1999  have  a
       ten-year  life  and  vest  20%  upon  issuance  and   each
       anniversary thereafter until fully vested.

       Below  is  the  pro  forma net loss  for  the  year  ended
       December 31, 1999, as if the compensation cost for the option plan had been determined based on the fair value at the grant date:

       Net loss:
         As Reported                $  (2,452,533)
         Pro Forma                  $  (2,468,730)



       The fair value of each option grant was estimated using the Minimum Value method with a risk-free interest rate of 5.3% on the date of grant. The Company has never declared nor paid dividends on its common stock and does not expect to in the foreseeable future.


Note 7 -                                   Other income  - net:
       Other  income as reflected in the statement of  operations
       consists   of  interest  income  realized  on   short-term
       investment grade investments.


Note 8 -  Income taxes:
       The Company accounts for income taxes using the deferred liability method as required by Financial Accounting Standards Board Statement No. 109, Accounting for Income Taxes. Under FAS 109, deferred tax assets and liabilities are determined based on differences between financial reporting and the tax basis of assets and liabilities, and are measured using the enacted rates and laws that will be in effect when the differences are expected to reverse.

       Significant components of the Company's deferred tax liabilities and assets as of December 31, 1999 are as follows:

       Deferred tax assets:
         Accrued expenses               $       25,000
         Net operating loss                  2,317,000
       Total deferred tax assets             2,342,000

       Valuation allowance                 (2,342,000)
       Net deferred tax assets                     ---
       Net deferred tax balance         $          ---

       In accordance with FAS 109, a valuation allowance must be established until it is more likely than not that future benefits arising from net deferred tax assets will be realized. Realization is not assured in future tax projections.

         A reconciliation of the provision for income taxes to the amount computed using the Federal statutory tax rates consists of the following:

       Loss before taxes                    $   (2,453,000)

       Tax at statutory rate of 34%         $     (834,000)
       State income tax (net of
         federal benefit)                         (145,000)
       Effect of permanent differences                3,000
       Valuation allowance                          976,000

       Income tax expense                   $           ---


       The Company has available at December 31, 1999, $5,800,000 of net operating loss carryforwards for federal and state purposes. These loss carryforwards may be applied against future taxable income and begin to expire in 2002. The Company has had numerous equity transactions during its history. These transactions may affect the Company's ability to utilize these net operating loss carryforwards due to certain provisions contained in IRC Section 382.


Note 9 -                                        Related     party
       transactions:
       On January 1, 1999, the Company entered into an exclusive license with Nestor, Inc. to apply certain proprietary technologies in the fields of using video and other sensors to analyze, monitor and respond to movement of persons or objects in vehicular, rail, air or other modes of transportation or supporting the foregoing. The license expires upon the expiration of the underlying patents protecting the technologies used in the Company's products. The license provides for royalties to Nestor, Inc. starting in 2000 equal to 5% of the gross margin realized from sales or licensing of products subject to the license, and increasing to 10% of the gross margin in calendar years 2001 and beyond. The license requires minimum annual royalties of $125,000 in 2001, increasing to $1,000,000 in 2005 and beyond, in order to maintain exclusive rights. No royalties were due or payable in 1999.

       The Company uses facility and administrative services of Nestor, Inc., including use of office space and executive, accounting and other support personnel. The Company reimburses Nestor, Inc. monthly for these services at a rate of $39,913 for up to 15 Company employees, and $47,267 for above 15 employees. These fees will be replaced with direct expenses as the Company obtains its own office space and develops an independent executive and support staff. Facility and administrative fees charged to the Company during 1999 were $479,000.


Note 10 - Commitments and contingencies:
       The Company leases a sales and support office in California under an operating lease dated July 1, 1999. This lease provides for monthly rentals of $650, and can be terminated upon 60 days advance notice. Total expense under the lease for 1999 was $3,900.

       On October 14, 1999, the Company entered into an engagement letter with FAC Equities, a division of First Albany Corporation, to provide financial advisory and investment banking services to the Company relating to the potential sale of additional equity securities by the Company. The Company issued a warrant to FAC to purchase up to 10,000 shares of the company's common stock at $.01 per share (expires October 14, 2004). If a transaction occurs, FAC will receive a fee equal to 5% of the gross proceeds in cash plus a warrant equal to 3% of the common shares, or equivalents, sold in the transaction.